					Exhibit 12.1
WPS Resources Corporation
Ratio of Earnings to Fixed Charges

(Millions)	2005	2004	2003	2002	2001
EARNINGS
Income available to common shareholders	$157.4	$139.7	$94.7	$109.4	$77.6
Cumulative effect of change in accounting principles	1.6	-	(3.2)	-	-
Federal and state income taxes	46.7	21.7	27.0	24.8	4.8

Pretax earnings	205.7	161.4	118.5	134.2	82.4

Loss (income) from less than 50% equity investees	(10.3)	(3.6)	4.2	4.1	(6.5)
Distributed earnings of less than 50% equity investees	17.8	11.7	7.5	7.0	3.5

Fixed charges	80.0	66.9	69.6	69.4	68.2

Subtract:
Preferred dividend requirement	4.9	4.6	5.1	4.9	4.6
Minority interest	4.5	3.4	5.6	-	-
Total earnings as defined	$283.8	$228.4	$189.1	$209.8	$143.0

FIXED CHARGES
Interest on long-term debt, including related amortization	$62.1	$54.4	$53.8	$49.1	$45.6
Other interest	10.8	6.0	5.5	10.2	12.2
Distributions - preferred securities of subsidiary trust	-	-	3.5	3.5	3.5
Interest factor applicable to rentals	2.2	1.9	1.7	1.7	2.3
Preferred dividends (grossed up) (see below)	4.9	4.6	5.1	4.9	4.6

Total fixed charges	$80.0	$66.9	$69.6	$69.4	$68.2

Ratio of earnings to fixed charges	3.5	3.4	2.7	3.0	2.1

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	36.9%	33.3%	38.7%	36.4%	32.9%

Preferred dividends (grossed up)	$4.9	$4.6	$5.1	$4.9	$4.6

* The tax rate has been adjusted to exclude the impact of tax credits.